Exhibit 99.1

Mountain Province Diamonds Announces 2019 Guidance and Provides Year-End Update on the Company

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Nov. 27, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) is pleased to provide guidance for fiscal year 2019 for the Gahcho Kué Mine as well as an update on company's performance in 2018.  All amounts expressed in Canadian dollars unless otherwise stated.

Highlights 2019: (all figures quoted on a 100% basis)

  3.1 to 3.2 million ore tonnes processed
  6.6 – 6.9 million carats recovered
  Production costs of $110 – $120 per tonne processed
  Production costs of $50 – $54 per carat recovered

In addition to the 2019 guidance, the Company also provides a 3-year production outlook for the Gahcho Kué Mine from the updated life of mine plan as summarized in the following table.

		2019	2020	2021
ore tonnes processed	million	3.1- 3.2	3.1-3.2	3.1-3.2
carats recovered	million	6.6 – 6.9	6.6 – 6.9	6.8 - 7.1
cash costs of production per tonne[1]		$$110 - $120	$110 - $120	$110 - $120
cash costs of production per carat		$$50 - $54	$49 - $53	$48 - $52
Sustaining Capital Expenditures	$ million	$20	$10	$7
[1] including capitalized stripping

The production guidance over the three-year period 2019 to 2021 is evidence of a sustainable and smooth mining rate as the mine performance maintains a steady state.  In the near term, ore tonnes mined and processed for 2019 will be predominantly from the Hearne pit where knowledge of the various kimberlite facies is still being gained as mining into this new area is being expanded.

The mine has performed well in 2018 and there is high confidence that the tonnes treated will be on target for the year and carats recovered will be above the upper end guidance of 6.6 million carats, all of which will be achieved within the expected working cost and capital budgets stated for 2018.

Update on Exploration Programs

2018 has been a busy year for exploration, the company previously announced (September 17th 2018) the results of the first drilling campaign with the discovery of the intersection of kimberlite ore at depth between 5034 and Tuzo.  During the remainder of 2018 and into 2019, and on the back of successful work completed so far, additional drilling will be undertaken to further delineate the extension of mineralization along these ore bodies.  The Company has confidence in this project and further potential success could improve the longer term prospects for the Gahcho Kué Mine.

In addition to the resource extension work underway on the JV property, Mountain Province will be conducting additional enhancement work on its 100%-held Kennady properties. Drilling conducted in 2017 extended the Faraday 2 kimberlite by 150 meters to the northwest, and core from this program has been submitted to Saskatchewan Research Council for microdiamond recovery. The microdiamond data will then be used to extend the inferred resource at Faraday 2, which will be reported in early 2019. A winter 2019 exploration program is also scheduled to drill test geophysical anomalies located immediately to the southwest of the Gahcho Kué Mine.

Debt Repayment

In line with the Company's policy of reviewing and managing cash flow, post the completion of the 9th sale, an additional $6.65 million (US$5 million) of the Company's debt was repurchased, which brings the total debt repurchased for the year to $26.6 million (US$20 million).

CEO Commentary

Stuart Brown, the Company's President and Chief Executive Officer commented, "with the 2018 fiscal year coming to an end, we are well on our way to exceed the upper end of our 2018 guidance.  As we look forward to 2019 and beyond, our business plan demonstrates the quality of our core asset and the excellent work that the operations team has carried out over the past year; both in exceeding the targets for the current year, and building a stronger longer term business plan that should extend the life of mine beyond 2028.  We will continue to build on our operational success of the past year as we further explore all opportunities within our highly prospective land package. Our forecasts for 2019 and beyond demonstrate that our operating margins remain healthy and the mine continues to generate positive free cash flow to cover all our operating costs and debt service requirements while still being able to fund the potential expansion of the asset and continued debt reduction. Any surplus cash available after this will be considered for potential dividend payments"

Mr. Brown, added, "2018 has certainly been a difficult year for producers in the industry. The first half of the year was relatively calm with modest price increases seen across all categories of diamonds; however, from July onwards we have witnessed some price pressure, particularly in the smaller, lower quality diamond space. We did see a slight price improvement in the smaller lower quality goods in our recent 9th sale where we again sold all our available production. The improved sales performance was encouraging as we head into the peak diamond retail season, which if successful should hopefully translate into an improvement of confidence in the rough diamond market in 2019."

The Company is also pleased to announce that the latest bid for fancies and specials was successful. Included in the lot was an exceptional 60 carat vivid yellow sawable stone, the first one of this size and quality to come from the mine. The find demonstrates the mine's potential to produce excellent, large sized, fancy coloured stones. During 2018, the Company performed very well in its bids for Fancies and Specials, winning 8 out of 9 bids to date with profits achieved at sales representing a material contribution to revenue during the period.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan. It also controls 61,000 hectares adjacent to Gahcho Kué that includes the Kelvin and Faraday assets, under its wholly-owned subsidiary Kennady Diamonds Inc.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Keyvan Salehi, Investor Relations and Engineering Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 27-NOV-18